SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

               Report on Form 6-K for the month of September 2004

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes ___            No ____


Enclosures:

1.   Press release dated: September 1, 2004

           OTE Announces Appointment of New Board of Directors Member

     ATHENS, Greece--(BUSINESS WIRE)--Sept. 1, 2004--The Board of Directors of Hellenic Telecommunications Organization SA (ASE:HTO, NYSE:OTE), the Greek full-service telecommunications provider, announced that at a meeting held today, it has appointed Mr Charalambos Dimitriou as new member of the Board, in replacement of Mr Apostolos Baratsis who has resigned.
     Mr Dimitriou was born in 1956 in Athens. He is a graduate of the Law School of the Athens University and also holds graduate degree (L.L.M.) from the London School of Economics. He was admitted to the Athens Bar in 1981 and has been admitted to the Athens Court of Appeals as well as the Supreme Court of Greece. He has served as legal advisor to numerous companies and organizations. Currently, he also serves as special Legal Advisor to the Minister of Finance.

     About OTE

     OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
     Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

     Additional Information is also available on http://www.ote.gr.

     Forward-looking statement

     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

     CONTACT: OTE
              Dimitris Tzelepis , Tel: +30 210 611 1574 dtzelepis@ote.gr or
              Daria Kozanoglou, Tel: +30 210 611 1121
              nkozanoglou@ote.gr
              or
              Taylor Rafferty
              London: +44 20 7936 0400
              New York: +1 212-889-4350
              email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

                                   By: /s/ Iordanis Aivazis
                                       --------------------
Date: September 1 2004             Name:  Iordanis Aivazis
                                   Title: Chief Financial Officer